Exhibit 3

FOR IMMEDIATE RELEASE	21 JUNE 2017

WPP PLC (“WPP”)

WPP invests in digital advertising creative management platform Celtra in the US

WPP announces that it has taken a minority stake in Celtra Technologies, Inc. (“Celtra”), a digital advertising creative management platform for distributing content across multiple screens, that is based in the US.

Celtra’s clients include Unilever, Kargo, Netflix and Opera Mediaworks. It employs over 160 people and is based in Boston with offices in Slovenia, New York, London, San Francisco and Sydney. It was founded in 2009. Unilever is investing alongside WPP in the US$15 million financing round.

Celtra has developed and maintains its AdCreator platform which allows for the creation, production, management and distribution of digital display ads, video and native advertising across multiple screens and devices by advertisers and agencies. Text and graphics can be updated and customized automatically without human intervention. Since 2011, Celtra acquired over 400 clients across the digital media and advertising landscape. Its platform powers advertising for more than 3,500 brands from two-thirds of the Fortune Global 500.

The investment continues WPP’s strategy of focusing on three key areas that differentiate the Group’s offering to clients: technology, data and content. WPP’s digital assets include companies such as Acceleration (marketing technology consultancy), Cognifide (content management technology), Conexance (data cooperative), Deeplocal (innovation studio founded as a spin-from Carnegie Mellon University), Salmon (e-commerce), and Hogarth (digital production technology). WPP also has investments in a number of innovative technology services companies such as Globant and Mutual Mobile, as well as ad technology companies such as AppNexus, comScore (data investment management), mySupermarket, Percolate and ScrollMotion.

The Group has invested in digital content companies like Russell Simmons’ All Def Digital, Fullscreen, 88rising, Indigenous Media, Imagina (a content rights and media company based in Spain), MRC, Mic, Mitú, Refinery29, Uproxx Media Group and VICE. WPP’s roster of wholly owned digital agencies include AKQA, Blue State Digital, Essence, F.biz, Mirum, POSSIBLE, Triad Retail Media, VML and Wunderman.

WPP’s digital revenues were over US$7.5 billion in 2016, representing 39% of the Group’s total revenues of US$19.4 billion. WPP has set a target of 40-45% of revenue to be derived from digital in the next four to five years. In North America, WPP companies (including associates) collectively generate revenues of US$7.5 billion and employ almost 29,000 people.

Contact:

Feona McEwan, WPP	+44(0) 20 7408 2204
Kevin McCormack, WPP	+1 (212) 632 2239